Moody's Investors Service ("MIS")

Exhibit 8

Information Regarding Credit Analysts and Credit Analyst Supervisors

MIS has several levels of credit analyst and the qualifications for hiring credit analysts, including education and work experience, are described below. For this Exhibit, we have disaggregated credit analyst roles into three groups: junior level credit analysts, senior level credit analysts, and credit analyst supervisors. While the qualifications shown below represent MIS's minimum requirements when hiring for each of these analytical levels, MIS may hire or promote credit analysts based on other qualifications that MIS deems appropriate for the role. In addition, in some areas of MIS, analysts with similar experience may assume differing levels of responsibilities than analysts in other areas based on requirements for the role.

Junior Level Credit Analysts

Junior level analysts typically provide analytical support and research assistance to more senior analysts. This may include working on analytical and statistical projects, assisting in writing various reports, sourcing and analyzing information and assisting in the development of rating recommendations and monitoring of ratings.

A bachelor's degree typically is required, preferably in Finance, Economics, Accounting, or Computer Science for all Junior Level Credit Analysts. In addition, a master's or other advanced degree in Finance, Economics or a related field, or a professional qualification such as Chartered Financial Analyst or Certified Public Accountant, is preferred. Some relevant work experience, at least a minimum of 1 year, in areas such as financial or investment analysis is required along with exposure to areas such as research, economics, statistics and quantitative modeling. For the entry level Junior Level Credit Analysts, accounting background with strong focus in financial analysis is typically required. One year of prior relevant work experience is preferred.

Senior Level Credit Analysts

Senior level analysts typically function as lead analysts for portfolios of credits with responsibility for rating and monitoring credits; managing relationships with investors, intermediaries, underwriters, issuers and media; writing research reports; and presenting at conferences.

A master's or other advanced degree in Finance, Economics or a related field typically is required, and a professional qualification such as Chartered Financial Analyst or Certified Public Accountant is preferred. A successful candidate frequently possesses at least four years of prior work experience in financial or investment analysis, including credit analysis and familiarity with the relevant market sector.

Credit Analyst Supervisors

Credit Analyst Supervisors manage teams of senior and/or junior analysts and may manage administrative staff. They are responsible for ensuring the accuracy, quality, transparency and timeliness of ratings and research. They represent Moody's at senior levels with issuers, investors, intermediaries and other market participants.

A master's or other advanced degree in Finance, Economics or a related field typically is required, and a professional qualification such as Chartered Financial Analyst or Certified Public Accountant is preferred. At least 15 years of prior work experience in credit analysis or portfolio management are required including demonstrated ability to lead senior credit analysts.

The total number of credit analysts (including credit analyst supervisors) and credit analyst supervisors as of December 31, 2022 and still employed on January 17, 2023 is as follows:[1]

Total number of credit analysts (including credit analyst supervisors): 1,796
Total number of credit analyst supervisors: 243

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[1] MIS determined credit analysts ("Analysts") to be those individuals who participated in the credit rating process but who were not supervisors. Credit analyst supervisors ("Supervisors") were those Analysts who participated in the credit rating process, were the most junior level MD's (aka Managing Directors) or with titles below who had at least one Analyst reporting to him or her. Within MIS, the hierarchy of relevant titles for supervisors (in order of increasing seniority) is: AVP Manager-Ratings & Research Support (AVP-AATM), VP Manager – Ratings & Research Support (VP-AATM), Vice President – Senior Analyst ("VP-SA"); Vice-President – Senior Analyst / Manager; Vice President – Senior Credit Officer ("VP-SCO"); Vice-President – Senior Credit Officer / Manager; Senior Vice President ("SVP"); Senior Vice-President / Manager; AMD ("Associate Managing Director"); and MD ("Managing Director"). A MD's role is primarily to supervise Analysts. The role of an Associate, Senior Associate, Associate Analyst, Analyst, Assistant Vice President / Analyst, VP-SA, VP-SCO or SVP is primarily the production of credit ratings, although they may also be responsible for performance evaluations of Analysts who report to them.